July 16, 2010

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  0549
Attention:	Ryan Milne
Division of Corporation Finance

RE: Resource Holdings, Inc.
(formerly SMSA El Paso II Acquisition Corp.)
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
File No. 0-53334

Dear Mr. Milne:

           This letter is being furnished in response to comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) that were contained in the Staff’s letter dated June 21, 2010 (the “Comment Letter”) to Resource Holdings, Inc. (formerly SMSA El Paso II Acquisition Corp., the “Company”) with respect to the Company’s Form 10-Q for the fiscal quarter ended March 31, 2010 filed with the SEC on May 17, 2010 (the “Form 10-Q”).

This letter provides the Company’s responses to the Staff's comments contained in its Comment Letter.  The text of the Staff's comments is set forth in italics below, followed by the response of the Company.  Concurrently with the filing of this letter, the Company is also filing, via EDGAR submission, Amendment No. 1 on Form 10-Q/A to the Company’s Form 10-Q which is intended to address the comments of the Staff.

1.
It appears from disclosure within your Form 8-K filed on your June 21, 2010, that a review of your interim financial statements for the quarter ended March 31, 2010 was not completed.  Therefore, be advised that your Form 10-Q is considered substantially deficient and not timely filed. Please amend your Form 10-Q to include the following disclosures:

a.      Identify the report as deficient;
b.      Label the columns of the financial statements as "not reviewed”; and
c.      Describe how the Company will remedy the deficiency

In addition, please confirm to us that you will file an amendment to remove references to the deficiency and the financial statements as “not reviewed” once the review is completed by a registered accounting firm.

Response:  In accordance with the request of the Staff, the Company has filed Amendment No. 1 which revises Form 10-Q by identifying it as deficient and labeling the columns of the financial statements as “not reviewed.”  In addition, page 6 of Amendment No. 1 explains that the Company’s newly appointed registered accounting firm is currently reviewing the financial statements contained in the Form 10-Q.  Upon the satisfactory completion of such review by the Company’s new accounting firm, the Company will revise its financial statements, if necessary, to reflect any required changes, and will file a further amendment to the Form 10-Q to disclose the revisions to the financial statements, if any, and remove the references to the deficiency of the Form 10-Q and to the lack of financial statement review.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert any Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (801) 673-2953 or Eric M. Hellige of Pryor Cashman LLP, outside counsel to the Company, at (212) 326-0846.

Very truly yours, RESOURCE HOLDINGS, INC. By: /s/ Jeff Hanks Jeff Hanks Chief Financial Officer

cc:	Eric M. Hellige, Esq.
John J. Crowe, Esq.